EXHIBIT 99.3

AKARI THERAPEUTICS, PLC

CONSOLIDATED ANNUAL REPORT AND FINANCIAL STATEMENTS

FOR THE YEAR ENDED

31 DECEMBER 2019

Registered in England and Wales, number: 05252842

AKARI THERAPEUTICS, PLC

CONSOLIDATED ANNUAL REPORT AND FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2019

CONTENTS	Page

Officers and professional advisers	1

Directors’ report	2 – 4

Strategic Report	5 – 11

Director’s Remuneration Report	12 – 23

Independent Auditors’ report to the shareholders of Akari Therapeutics, Plc	24 – 26

Consolidated statement of comprehensive loss	27

Consolidated statement of financial position	28

Parent company statement of financial position	29

Consolidated statement of changes in equity	30

Parent company statement of changes in equity	30

Consolidated statement of cash flows	31

Parent company statement of cash flows	32

Notes to the report and financial statements	33 – 47

AKARI THERAPEUTICS, PLC

OFFICERS AND PROFESSIONAL ADVISERS

FOR THE YEAR ENDED 31 DECEMBER 2019

Directors	R Prudo-Chlebosz
C Richardson
J Hill
S Ungar
D Byrne
D Williams
M Grissinger
P Feldschreiber

Secretary	Prism Cosec Limited

Registered Office	Elder House St George’s Business Park
207 Brooklands Road,
Weybridge,
Surrey,
KT13 0TS

Independent Auditors	Haysmacintyre LLP
10 Queen Street Place
London
EC4R 1AG

AKARI THERAPEUTICS, PLC

DIRECTORS’ REPORT

FOR THE YEAR ENDED 31 DECEMBER 2019

Unless the context otherwise requires, all references to “Akari,” “we,” “us,” “our,” the “Company”, the “Group” and similar designations refer to Akari Therapeutics, Plc and its subsidiaries. All references to “parent company” refer to Akari Therapeutics, Plc excluding its subsidiaries.

The directors present their report and the audited financial statements for the year ended 31 December 2019.

The Company has chosen, in accordance with section 414C(11) of the Companies Act 2006, and as noted in this directors’ report, to include certain matters in its strategic report that would otherwise be disclosed in this directors’ report. An indication of likely future developments may be found in the strategic report.

PRINCIPAL ACTIVITY

The principal activity of the Group is developing inhibitors of acute and chronic inflammation, specifically the complement system, the eicosanoid or leukotriene system and the bioamine system for the treatment of rare and orphan diseases.

DIRECTORS

The directors who served the Company during the year and up to the date of signing the Annual Report were as follows:

R Prudo-Chlebosz

C Richardson

J Hill

S Ungar

D Byrne

D Williams

M Grissinger

P Feldschreiber

SUPPLIER PAYMENT POLICY

It is the Group’s policy to agree to commercial terms with its suppliers prior to purchase of goods or services. The Group negotiates favourable payment terms where possible.

SUBSTANTIAL SHAREHOLDERS

On 31 December 2019 the following shareholders held an interest of 3% or more of the ordinary share capital of the Company:

	Ordinary shares of £0.01	% of issued share capital
RPC Pharma Limited	800,766,600	35.7%
PranaBio Investments, LLC	119,904,200	5.3%
Yasumitsu Shigeta	150,009,600	6.7%

As at 31 December 2019 no other person had reported an interest of 3% or more in the Company’s ordinary shares.

CORPORATE GOVERNANCE

The Group is not required to implement the provisions of the UK Corporate Governance Code (the “Code”).

Regular board meetings are held and the Executive Directors are heavily involved in the day to day running of the business. The Board of Directors meets regularly and is responsible for formulating strategy, monitoring financial performance and approving material items of expenditure.

The parent company’s articles of association provided for qualifying third party indemnity provision (as defined by section 234 of the Companies Act 2006) throughout the course of the financial year and at the date of this report for the benefit of the Directors at the relevant times.

AKARI THERAPEUTICS, PLC

DIRECTORS’ REPORT (continued)

FOR THE YEAR ENDED 31 DECEMBER 2019

GOING CONCERN

The Group meets its day-to-day working capital requirements through funding. In assessing the Company’s ability to continue as a going concern, management prepared a revised forecast for the next twelve months from the date of approval of the financial statements to reflect the disruption and deferral of clinical trials to the year-end or to next year (i.e May 2021), due to the outbreak of COVID-19, the worldwide pandemic.

The Group’s forecast and projections, show that at present, the Group has insufficient working capital to fulfil its current business plan without the Group raising additional capital.

We plan to raise additional funds from Aspire Capital and/or other external sources. As of May 25, 2020, $8.3 million remained available for drawdown under the Company’s equity line with Aspire Capital. This remaining availability of funds under the Aspire facility could extend the Company’s ability to fund operations into February 2021 without any subsequent adjustment to the preliminary forecast. Furthermore, the Company currently intends to pursue other external fundraising sources within the fiscal year 2020.

Based on the availability of funds under the Aspire facility, and ability to reduce both R&D and other administrative expenditure costs significantly, management believes the Group financial prospects are sufficient to fund future operations for at least the next twelve months.

The Group will require additional capital in order to develop and commercialise our current product candidates or any product candidates that we acquire, if any. There can be no assurance that additional funds will be available when we need them on terms that are acceptable to us, or at all. If adequate funds are not available on a timely basis, we may be required to terminate or delay development for one or more of our product candidates.

STATEMENT OF DIRECTORS’ RESPONSIBILITIES

The directors are responsible for preparing the Annual Report and the financial statements in accordance with applicable laws and regulations.

Company law requires the directors to prepare Group and Parent company financial statements for each financial year. Under that law the directors have elected to prepare the Group and Parent company financial statements in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the EU. Under company law the directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the Group and the Company and the profit or loss of the Group for that period.

The Group financial statements are required by law and IFRS as adopted by the EU to present fairly the financial position and performance of the Group; the Companies Act 2006 provides in relation to such financial statements that references in the relevant part of that Act to financial statements giving a true and fair view are references to their achieving a fair presentation. The Parent company financial statements are required by law to give a true and fair view of the state of affairs of the Parent company.

In preparing these financial statements the directors are required to:

•	select suitable accounting policies and then apply them consistently;

•	make judgements and accounting estimates that are reasonable and prudent;

•	state whether they have been prepared in accordance with IFRS as adopted by the EU subject to any material departures disclosed and explained in the financial statements; and

•	prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group and the parent company will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Group and Parent company and to enable them to ensure that the financial statements comply with the Companies Act 2006 and Article 4 of the IAS Regulation. They have general responsibility for taking such steps as are reasonably open to safeguard the assets of the Group and Parent company and to prevent and detect fraud and other irregularities.

The directors consider that the Annual Report, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess the Group’s performance, business model and strategy.

AKARI THERAPEUTICS, PLC

DIRECTORS’ REPORT (continued)

FOR THE YEAR ENDED 31 DECEMBER 2019

DISCLOSURE OF INFORMATION TO AUDITORS

Each of the directors at the time the report was approved confirms that:

•	so far as he is aware, there is no relevant audit information of which the Group’s auditors are unaware; and

•	he has taken all steps that he ought to have taken to make himself aware of any relevant audit information and to establish that the auditors are aware of that information.

This report was approved by the board on 29 May 2020 and signed on its behalf.

Clive Richardson

Director

AKARI THERAPEUTICS, PLC

STRATEGIC REPORT

FOR THE YEAR ENDED 31 DECEMBER 2019

REVIEW OF BUSINESS

We are a clinical-stage biopharmaceutical company focused on developing inhibitors of acute and chronic inflammation, specifically the complement system, the eicosanoid or leukotriene system and the bioamine system for the treatment of rare and orphan diseases. Each of these systems has scientifically well-supported causative roles in the diseases being targeted by us. We believe that blocking early mediators of inflammation will prevent initiation and continual amplification of the processes that cause certain diseases.

Ticks have undergone 300 million years of natural selection to produce inhibitors that bind tightly to key highly-conserved inflammatory mediators, are generally well tolerated in humans, and remain fully functional when a host is repeatedly exposed to the molecule. Our molecules are derived from these inhibitors.

Our lead product candidate, nomacopan inhibits both terminal complement activation and leukotriene B4, or LTB4. It inhibits terminal complement activation by tightly binding to C5 and preventing its cleavage and activation by complement. It inhibits LTB4 by capturing the fatty acid within the body of the nomacopan protein. By preventing C5 activation of complement nomacopan can stop formation of the anaphylatoxin C5a which activates cells, including granulocytes and T and B cells, via two G protein coupled receptors, or GPCRs, and also prevents formation of the membrane attack complex, or MAC which activates cells including endothelial cells. C5a and the MAC cause and maintain a proinflammatory and prothrombotic state. LTB4 also activates cells via two separate GPCRs and can independently cause and maintain a proinflammatory state. The importance of nomacopan’s (formerly Coversin) dual inhibitory action is therefore twofold. First, it can prevent inflammatory and prothrombotic activities of two key pathways, and second, the pathways can be independently activated, for example terminal complement activation can be induced by IgG, IgM, carbohydrates and damage associated molecular patterns and LTB4 synthesis can be induced by engagement of Fc gamma receptors, cytokines, toll-like receptors, C5a and MAC.

Nomacopan is a recombinant small protein (16,740 Da) derived from a protein originally discovered in the saliva of the Ornithodoros moubata tick, where it modulates the host immune system to allow the parasite to feed without alerting the host to its presence or provoking an immune response.

Nomacopan has received orphan drug status from the U.S. Food and Drug Administration, or the FDA, and the European Medicines Agency, or the EMA, for paroxysmal nocturnal hemoglobinuria, or PNH, Guillain Barré Syndrome, or GBS, high-risk hematopoietic stem cell transplant-associated thrombotic microangiopathy, or HSCT-TMA, and bullous pemphigoid, or BP.   Orphan drug designation provides us with certain benefits and incentives, including a period of marketing exclusivity if regulatory approval of the drug is ultimately received for the designated indication. The receipt of orphan drug designation status does not change the regulatory requirements or process for obtaining marketing approval and the designation does not mean that marketing approval will be received. We intend to apply in the future for orphan drug designation in additional indications we deem appropriate.

On August 14, 2019, we received notice from the FDA of Fast Track designation for the investigation of nomacopan for the treatment of pediatric HSCT-TMA. On March 29, 2017, we received notice from the FDA of Fast Track designation for the investigation of nomacopan for the treatment of PNH in patients who have polymorphisms conferring Soliris® (eculizumab) resistance. The Fast Track program was created by the FDA to facilitate the development and expedite the review of new drugs which show promise in treating a serious or life-threatening disease and address an unmet medical need. Drugs that receive this designation benefit from more frequent communications and meetings with the FDA to review the drug’s development plan including the design of the proposed clinical trials, use of biomarkers and the extent of data needed for approval. Drugs with Fast Track designation may also qualify for priority review to expedite the FDA review process, if relevant criteria are met.

Our clinical targets for nomacopan are orphan inflammatory diseases where the inhibition of both C5 and LTB4 are implicated, including bullous pemphigoid, or BP, atopic keratoconjunctivitis, or AKC and thrombotic microangiopathy bone marrow transplant or TMA-HSCT as well as COVID-19 pneumonia and other COVID related diseases.

AKARI THERAPEUTICS, PLC

STRATEGIC REPORT (continued)

FOR THE YEAR ENDED 31 DECEMBER 2019

RESULTS AND DIVIDENDS

Research and development expenses for the year ended 31 December 2019 were approximately $16,646,000 (2018: $15,589,000). This $1,057,000 increase is primarily due to increased expenditure relating to clinical trials.

We expect our clinical expenses to increase in the future as we conduct additional trials to support the development of nomacopan, and advance other product candidates into pre-clinical and clinical development.

Administrative expenses for the year ended 31 December 2019 were approximately $8,224,000 (2018: $10,897,000). This $2,673,000 decrease was primarily due to lower expenses of $1,236,000 legal expenses, $622,000 stock-based non-cash compensation expense, $416,000 for rent expense and $482,000 for professional fees.

We expect our general and administrative expenses to increase due to increased legal, accounting and professional fees associated with being a publicly reporting company in the United States and rental expense associated with offices in the United States and London to support the Company’s operations and anticipated growth.

Net cash used in operating activities for the year ended 31 December 2019 was $12,257,000 (2018: $22,536,000). Net cash flow used in operating activities was primarily attributed to our ongoing research activities to support nomacopan, including manufacturing, clinical trial and preclinical activities.

Net cash used in investing activities for the year ended 31 December 2019 was $Nil (2018: $Nil).

Net cash provided by financing activities was $11,987,000 (2018: $306,000).

Cash and cash equivalents decreased to approximately $5,732,000 at 31 December 2019 (2018: $5,968,000).

The Group made a loss of $21,764,000 (2018: $19,950,00). The loss for the Group is in line with the expected performance and the Directors are satisfied with the results for the year.

No dividends were paid during the year (2018: $Nil) and the directors do not propose a final dividend.

PRINCIPAL RISKS AND UNCERTAINTIES

Financing

The Group requires additional funding to continue its future operations and planned research and development activities. The directors recognise that the Group may not be able to obtain financing on favourable terms and the terms of the Group’s finance arrangements may be dilutive. The Group may also seek additional funding through arrangements with collaborators and other third parties. These types of arrangements may require the Group to relinquish rights to internally developed technology, product candidates or products. If the Group is unable to obtain additional funding on a timely basis, the Group may be required to curtail or terminate some or all of its research or development programs, including some or all of its product candidates. Additionally, the report of the Group’s statutory audit firm on its financial statements for the period ended December 31, 2019, includes an explanatory paragraph raising substantial doubt about its ability to continue as a going concern as a result of recurring losses from operations and net capital deficiency. The Group’s future is dependent upon its ability to obtain financing in the future. This opinion could materially limit the Group’s ability to raise funds.

We plan to raise additional funds from Aspire Capital and/or other external sources. As of May 25 2020, $8.3 million was available for drawdown under the Company’s equity line with Aspire Capital. The availability of funds under the Aspire facility could extend the Company’s ability to fund operations into February 2021 without any subsequent adjustment to the preliminary forecast. Furthermore, the Company currently intends to pursue other external fundraising sources within the fiscal year 2020. There can be no assurance that additional funds will be available when we need them on terms that are acceptable to us, or at all.

AKARI THERAPEUTICS, PLC

STRATEGIC REPORT (continued)

FOR THE YEAR ENDED 31 DECEMBER 2019

Early stage development

The Group is an early stage development Group with limited history of trading on which future projections can be based. There is no guarantee that the Group will succeed in growing its current business or that the Group will be able to provide or maintain sufficient resources required for operations in the development and introduction of its products. A large majority of early stage development companies fail to achieve their business plans mainly due to lack of being able to estimate the speed of new market entrants and the costs associated with entering markets and obtaining market share.

Drug development

The Group’s approach to drug development is complex and all of the product candidates are in an early stage of development with a high risk of failure. It is impossible to predict when or if any of the product candidates will prove effective or safe in humans or will receive regulatory approval.

Further common challenges for similar companies and the Group is to:

•	Find a stable active product or formulation without extensive clinical trials and substantial additional costs or create adequate assay for the products for formulation or clinical testing purposes;

•	Manufacture, and/or formulate sufficient amounts of its product candidates or upscale or optimise such synthesis so as to enable efficient production of scale;

•	Find safe and effective doses and dose ratios for its product candidates without extensive clinical trials and substantial additional costs;

•	Obtain sufficient supply or quality of product candidates supply or materials to produce product candidates or other materials necessary to conduct clinical trials; and

•	Establish manufacturing capabilities or enter into agreements with third parties to supply materials to make product candidates, or manufacture clinical trial drug supplies.

Departure of and search for executive officers

The Group’s success depends on its ability to hire and retain the services of its current executive officers, directors, principal consultants and others. In addition, the Group has established relationships with universities and research institutions which have historically provided, and continue to provide, us with access to research laboratories, clinical trials, facilities and patients. The loss of the services of any of these individuals or institutions has had and could have a material adverse effect on the Group’s business. Dov Elefant resigned as our Chief Financial Officer in September 2019. In May 2018, David Horn Solomon resigned as Chief Executive Officer and member of the Company’s board. Dr. Solomon’s resignation followed the results of an investigation conducted, with the assistance of an independent law firm, which revealed that Dr. Solomon incurred personal charges on the Company’s corporate credit cards in violation of Company policy. Clive Richardson, who was then serving as the Company’s Chief Operating Officer, was appointed to serve as the Company’s Interim Chief Executive Officer and became the Chief Executive Officer in July 2019.

Retention of key management staff is an underlying risk of the business.

Market acceptance

The Group is not guaranteed that any of its product candidates will gain market acceptance amongst physicians, patients, healthcare providers, pharmaceutical companies or other customers.

The Group’s clinical trials in humans may show that the doses or dose ratios selected based on screening, animal testing or early clinical trials do not achieve the desired therapeutic result in humans, or achieve these results only in a small part of the population. The U.S. Food and Drug Administration (“FDA”) or other regulatory agencies in the United States and foreign jurisdictions may determine that these clinical trials do not support the Group’s conclusion. The Group may be required to conduct additional long-term clinical studies and provide more evidence substantiating the safety and effectiveness of the doses or dose ratios selected in a significant patient population.

Intense competition from powerful competitors

Many companies, universities and research organisations developing product candidates have greater resources and significantly greater experience in financial, research and development, manufacturing, marketing, sales, distribution and technical regulatory matters than the Group has. These competitors could commence and complete clinical testing of their products, obtain regulatory approval, and begin commercial-scale manufacturing of their products faster than the Group is able to, thus resulting in a situation whereby the Group may not be able to commercialise its product candidates or achieve a competitive position in the market.

AKARI THERAPEUTICS, PLC

STRATEGIC REPORT (continued)

FOR THE YEAR ENDED 31 DECEMBER 2019

PRINCIPAL RISKS AND UNCERTAINTIES (continued)

Product liability exposure

The Group faces exposure to product liability and other claims if its product candidates, products or processes are alleged to have caused harm. These risks are inherent in testing, manufacturing, and marketing human therapeutic products. If the Group is sued for any injury caused by its products, product candidates or processes, the Group’s liability could exceed its product liability insurance coverage and its total assets. Claims against the Group, regardless of their merit or potential outcome, may also generate negative publicity or damage the Group’s ability to obtain physician endorsement of its products or expand its business.

Intellectual Property

The Group may be unable to protect the intellectual property relating to its product candidates, or if it infringes the rights of others, its ability to successfully commercialise its product candidates may be harmed. The Group owns or hold licenses to a number of issued patents (foreign and foreign counterparts) and pending patent applications. The Group’s success depends in part on its ability to obtain patent protection both in the United States and in other countries for its product candidates, as well as the methods for treating patients in the product indications using these product candidates. The Group’s ability to protect its product candidates from unauthorised or infringing use by third parties depends in substantial part on its ability to obtain and maintain valid and enforceable patents. Due to evolving legal standards relating to the patentability, validity and enforceability of patents covering pharmaceutical inventions and the scope of claims made under these patents, the Group’s ability to obtain, maintain and enforce patents is uncertain and involves complex legal and factual questions. Even if the Group’s product candidates, as well as methods for treating patients for prescribed indications using these product candidates are covered by valid and enforceable patents and have claims with sufficient scope, disclosure and support in the specification, the patents will provide protection only for a limited amount of time. Accordingly, rights under any issued patents may not provide the Group with sufficient protection for a commercial advantage against competitive products or processes

Impact of Coronavirus Outbreak

In late 2019, a novel strain of COVID-19, also known as coronavirus, was reported in Wuhan, China. While initially the outbreak was largely concentrated in China, it has now spread to several other countries, including in the United Kingdom and the United States, and infections have been reported globally. Public health epidemics or outbreaks such as this can adversely impact the Company’s business as a result of disruptions, such as travel bans, quarantines, and interruptions to access the trial sites and supply chains, which could result in material delays and complications with respect to our research and development programs and clinical trials. Moreover, as a result of coronavirus, there is a general unease of conducting unnecessary activities in medical centers. As a consequence, the Company’s ongoing trials have been halted or disrupted. It is too early to assess the full impact of the coronavirus outbreak on trials for nomacopan, but coronavirus may affect our ability to complete recruitment in the original timeframe. For example, the Phase I/II clinical trial in patients with AKC study has been halted and the Company anticipates that recruitment in the Phase III clinical trial in pediatric patients with HSCT-TMA will be delayed. The extent to which the coronavirus impacts operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration and continued severity of the outbreak, and the actions that may be required to contain the coronavirus or treat its impact. In particular, the continued spread of the coronavirus globally could adversely impact the Company’s operations and workforce, including research and clinical trials and the ability to raise capital, could affect the operations of key governmental agencies, such as the FDA, which may delay the development of the Company’s product candidates, and could result in the inability of suppliers to deliver components or raw materials on a timely basis or at all, each of which in turn could have an adverse impact on the Company’s business, financial condition and results of operation.

More detailed information about the risks and uncertainties affecting us is contained under the heading "Risk Factors" included in our Annual Report on Form 20-F filed with the SEC on March 31, 2020 and in other filings that we have made and may make with the SEC in the future.

AKARI THERAPEUTICS, PLC

STRATEGIC REPORT (continued)

FOR THE YEAR ENDED 31 DECEMBER 2019

FINANCIAL INSTRUMENTS

The Group finances its operations using cash generated by the sale of equity instruments in the Group. The cash flow of the Group is monitored on a regular basis to ensure the Group has sufficient funding to meet its capital and operational requirements.

RESEARCH AND DEVELOPMENT

The Group is a clinical-stage biopharmaceutical company focused on developing inhibitors of acute and chronic inflammation, specifically the complement system, the eicosanoid system or leukotriene system and the bioamine system for the treatment of rare and orphan diseases.

KEY PERFORMANCE INDICATORS

The directors consider the key performance indicators to be the research and development spend. This allows the Directors to manage the on-going activities and strategies for further development of the Group.

The key performance indicators are measured and reviewed on a regular basis at Board meetings and enable the Directors to communicate the performance of the Group against predetermined targets.

Key financial performance indicators:

Research and Development spend – 2019: $16,646,000 (2018: $15,589,000)

Cash and cash equivalents position – 2019: $5,732,000 (2018: $5,968,000)

SECTION 172 STATEMENT

When making decisions, the directors act in the way they consider is most likely to promote the success of the Company, for the benefit of its members as a whole, while also considering the broad range of stakeholders who interact with the business.

Our strategy is to clinically develop new drugs for orphan inflammatory diseases.

In striving to achieve our goal to develop new therapeutic medicines, our business touches the lives of many people. We exist in a complex and evolving regulatory and scientific environment and as a result we have a number of key stakeholder groups. Considering the interests of our stakeholders is fundamental to the way in which the Company operates. Our Values and Code of Ethics empower employees to make the best decisions in the interest of the Company and our stakeholders, and help to ensure that these considerations are made not only at Board level, but throughout our organisation.

The directors continue to take into account the Company’s stakeholders, including the potential impact of its future activities on the community, the environment and the Company’s reputation when making decisions. The directors also continue to take all necessary measures to ensure the Company is acting in good faith and fairly between members and is promoting the success of the Company for its members in the long term.

The table below serves as our Section 172 statement by setting out the key stakeholder groups, their interests and how the Company engages with them. Akari’s key stakeholders include its investors, employees, regulatory bodies and suppliers.

AKARI THERAPEUTICS, PLC

STRATEGIC REPORT (continued)

FOR THE YEAR ENDED 31 DECEMBER 2019

Stakeholder	Why we engage	How we engage
Our Investors	The Board and management maintain a regular and constructive dialogue with investors to communicate the Company’s strategy and performance to promote investor confidence and ensure continued access to capital.	•	Annual General Meetings
		•	Quarterly financial results and analysis
		•	One-to-one meetings by Directors and Management with analysts and institutional investors
		•	Investor outreach programs including attending conferences and events and roadshows
		•	Press releases
		•	Company website
Our Employees	Akari staff are key to the Company’s success. Fully engaged staff lead to a more productive, innovative and happier workplace benefiting the performance of Akari as a whole. Our engagement seeks to address any employee concerns regarding working conditions, health & safety, training and development. Engagement with our employees is led by the CEO and the Chairman.	•	Competitive compensation and reward packages
		•	Staff are encouraged to attend relevant conferences and training courses for personal & company development
		•	Direct communications structure between the Board and the staff
Regulatory bodies	Akari is subject to a wide range of laws, regulations, and listing requirements including the regulatory framework from FDA, EMA and other regulatory agencies, the SEC, data protection, employment, tax, environmental and health and safety legislation.	•	Company website
		•	EDGAR and Regulatory News Service (RNS) announcements
		•	Annual Report
		•	Direct contact and communications with regulators
		•	Compliance updates at Board Meetings
		•	Consistent risk review
Our Suppliers	We have several key suppliers with whom we have built strong relationships. We establish rigorous tight communication channels to ensure our working relationship remains collaborative and forward – focused, and to create a successful and fair collaboration.	•	Building strong working relationships with suppliers through open two-way discussions and regular meetings.

AKARI THERAPEUTICS, PLC

STRATEGIC REPORT (continued)

FOR THE YEAR ENDED 31 DECEMBER 2019

This report was approved by the Board on 29 May 2020 and signed on its behalf.

Clive Richardson

Director

AKARI THERAPEUTICS, PLC

DIRECTORS’ REMUNERATION REPORT (continued)

FOR THE YEAR ENDED 31 DECEMBER 2019

PART I - ANNUAL REPORT ON REMUNERATION

Information provided in this section of the Directors’ Remuneration report is subject to audit.

Single Total Figure of Remuneration for Each Director (subject to audit)

The following table shows the compensation paid or accrued during the fiscal year ended 31 December 2019.

Name of Director	Salary and Fees ($)	Taxable Benefits ($)		Bonus ($) (4)	Stock Awards ($)	Option Awards ($)(1)	Pension Benefits ($)		2019 Total ($)
Executive Director
Ray Prudo	400,000	-		200,000	-	-	-		600,000
Clive Richardson	432,408	9,798	(3)	177,028	-	-	43,241	(2)	662,475
Non-Employee Director
James Hill, M.D.	62,752	-		-	-	17,259	-		80,011
Stuart Ungar, M.D.	49,947	-		-	-	17,259	-		67,206
David Byrne	52,143	-		-	-	17,259	-		69,402
Donald Williams	56,838	-		-	-	17,259	-		74,097
Peter Feldschreiber	49,947	-		-	-	17,259	-		67,206
Michael Grissinger	39,338	-		-	-	17,259	-		56,597

(1)	These amounts represent the aggregate grant date fair value for option awards for fiscal year 2019 computed in accordance with FASB ASC Topic 718. A discussion of the assumptions used in determining grant date fair value may be found in Akari’s Financial Statements, under note 15.

(2)	Consists of company contributions to pension scheme.

(3)	Consists of company contributions to health benefits of $7,401 and life insurance premiums of $2,397.

(4)	Bonuses are awarded on the basis of an assessment of the overall performance of the director concerned, rather than specific measures or targets. In respect of 2019, the annual bonus payments for the Executive Directors reflect their strong personal performance at a critical time for the business. Ray Prudo and Clive Richardson both received annual bonus payments of 100% of the maximum available respectively, of which 100% will be deferred in cash until the completion of certain operational activities planned for fiscal year 2020. None of the awards is attributable to share price appreciation and no discretion was exercised as a result of share price appreciation or depreciation.

The following table shows the compensation paid or accrued during the fiscal year ended 31 December 2018.

Name of Director	Salary and Fees ($)	Taxable Benefits ($)		Bonus ($)	Stock Awards ($)	Option Awards ($)(1)	Pension Benefits ($)		2018 Total ($)
Executive Director
Ray Prudo (2)	212,180	-		106,090	-	-	-		318,270
David Solomon (3)	183,371	4,261		-	-	-	-		187,632
Clive Richardson	354,405	9,793	(4)	131,755	-	253,123	32,683	(5)	783,759
Non-Employee Director
James Hill, M.D.	58,792	-		-	-	16,869	-		75,661
Stuart Ungar, M.D.	48,492	-		-	-	16,869	-		65,361
David Byrne	48,492	-		-	-	16,869	-		65,361
Donald Williams	53,642	-		-	-	25,003	-		78,645
Robert Ward (6)	36,396	-		-	-	-	-		39,396
Peter Feldschreiber	35,890	-		-	-	49,304	-		85,194
Michael Grissinger (7)	35,890	-		-	-	49,304	-		85,194

(1)	These amounts represent the aggregate grant date fair value for option awards for fiscal year 2018 computed in accordance with FASB ASC Topic 718. A discussion of the assumptions used in determining grant date fair value may be found in Akari’s Financial Statements, included in Akari’s Annual Report on Form 20-F for the year ended 31 December 2018.

(2)	Dr. Prudo is party to a non-executive contract although he performs executive duties on behalf of Akari.

(3)	Dr Solomon was appointed as our Chief Executive Officer on 28 August 2017 and resigned as Chief Executive Officer on 8 May 2018.

(4)	Consists of company contributions to health benefits of $7,633 and life insurance premiums of $2,160.

(5)	Consists of company contributions to a pension plan.

(6)	Mr. Ward resigned as a director on 19 September 2018.

(7)	Mr. Feldschreiber and Mr. Grissinger were appointed as a director on 23 January 2018.

AKARI THERAPEUTICS, PLC

DIRECTORS’ REMUNERATION REPORT (continued)

FOR THE YEAR ENDED 31 DECEMBER 2019

Incentive Plan Awards (subject to audit)

Akari operates an equity incentive plan (the 2014 Equity Incentive Plan, or 2014 Plan) under which directors receive options to acquire ordinary shares in Akari. Options awards granted during the fiscal year ended 31 December 2019 are as follows:

Name of Director	Option Awards(1)	Grant Date	Exercise Price	Option Awards ($) (2)
James Hill	1,300,000	27/06/2019	$0.0207	26,910
Stuart Ungar	1,300,000	27/06/2019	$0.0207	26,910
David Byrne	1,300,000	27/06/2019	$0.0207	26,910
Donald Williams	1,300,000	27/06/2019	$0.0207	26,910
Michael Grissinger	1,300,000	27/06/2019	$0.0207	26,910
Peter Feldschreiber	1,300,000	27/06/2019	$0.0207	26,910

(1)	Option awards are subject to time-based vesting.

(2)	These amounts represent the aggregate grant date fair value for option awards for fiscal year 2019 computed in accordance with FASB ASC Topic 718. A discussion of the assumptions used in determining grant date fair value may be found in Akari’s Financial Statements, Section 15.

Director’s shareholdings (subject to audit)

The table below shows, for each director, the total number of ordinary shares owned, the total number of share options held and the number of share options vested within 60 days of 31 March 2020. No director exercised any share options during the year ended 31 December 2019.

Name of Director	Ordinary Shares Owned	Share Options	Vested Share Options (1)
Executive Director
Ray Prudo (2)	832,477,100	-	-
Clive Richardson	10	40,771,850	23,521,850
Non-employee Director
James Hill, M.D	-	6,500,000	5,200,000
Stuart Ungar, M.D	10	6,500,000	5,200,000
David Byrne	-	6,500,000	5,200,000
Donald Williams	-	7,250,000	5,950,000
Peter Feldschreiber	-	3,900,000	1,950,000
Michael Grissinger	-	3,900,000	1,950,000

(1)	All share options that were outstanding as at 31 December 2019 use time-based vesting and are not subject to performance targets other than continued service until the date of vesting. None of the options have been exercised.

(2)	Represents the entire holdings of RPC Pharma Limited and Dr. Ray Prudo and includes warrants to purchase 9,210,500 ordinary shares (equivalent to 92,105 ADSs) at an exercise price of $0.03 per share (or $3.00 per ADS) which expire on July 1, 2024 and warrants to purchase additional 7,500,000 ordinary shares (equivalent to 75,000 ADSs) at an exercise price of $0.02 per share (or $2.20 per ADS) which expire on February 21, 2025. Dr. Prudo has voting and dispositive control over the ordinary shares held by RPC Pharma Limited and owns approximately 67.8% of RPC’s outstanding shares (including option grants), including 10.6% of RPC’s outstanding shares held in trust for Dr. Ungar. Dr. Prudo disclaims beneficial ownership except to the extent of his actual pecuniary interest in such shares

The remainder of this Directors’ Remuneration Report is not subject to audit.

AKARI THERAPEUTICS, PLC

DIRECTORS’ REMUNERATION REPORT (continued)

FOR THE YEAR ENDED 31 DECEMBER 2019

Illustration of Total Shareholder Return

The following graph compares the cumulative total shareholder return on Akari’s ADSs, each representing 100 ordinary shares, with that of the Nasdaq Biotech Index from the period that Akari’s ADSs were publicly traded on The Nasdaq Capital Market through 31 December 2019. Akari selected the Nasdaq Biotech Index because Akari’s ADSs trade on The NASDAQ Capital Market and Akari believes this indicates its relative performance against a group consisting of more similarly situated companies.

AKARI THERAPEUTICS, PLC

DIRECTORS’ REMUNERATION REPORT (continued)

FOR THE YEAR ENDED 31 DECEMBER 2019

Chief Executive Total Remuneration History

The table below sets out total remuneration details for the Chief Executive Officer.

Period	Single total figure of remuneration $	Annual Bonus	Short-term incentive payout against maximum		Option Awards ($)	Option Awards against maximum (4)
2019 Clive Richardson (9)	432,408	177,028			-	-
2018 (David Solomon) (1)	173,611	-	-		-	-
2017 (Gur Roshwalb and David Solomon) (1)	1,338,253	119,041 (5)	100	%(6)	-	-
2016 (Gur Roshwalb)	581,250	187,500	125	%(7)	-	-
2015 (Gur Roshwalb)	7,306,951	86,625	100	%(8)	6,863,034	-
2014 (Gur Roshwalb)	410,564	-	-		60,564	-
2013 (Gur Roshwalb) (2)	576,389	-	-		173,396	-
2012 (3)	-	-	-		-	-

(1)	Dr. Roshwalb resigned as Akari’s Chief Executive Officer on 29 May 2017 and David Solomon was appointed as Akari’s Chief Executive Officer on 28 August 2017 and resigned 8 May 2018.

(2)	Dr. Roshwalb was appointed as Akari’s Chief Executive Officer on 4 March 2013.

(3)	Akari was not a quoted company in 2012.

(4)	All options were awarded on a discretionary basis on an annual basis.

(5)	Includes a $50,000 signing bonus.

(6)	Bonus was awarded in 2017 but calculated from Dr. Solomon’s appointment on 28 August 2017.

(7)	Bonus was awarded in 2016 but calculated for a 15-month period from the date of the acquisition of Volution Immuno Pharmaceutical SA on 18 September 2015.

(8)	Bonus was awarded in 2015 but calculated for a 9-month period until the date of the acquisition of Volution Immuno Pharmaceutical SA on 18 September 2015.

(9)	Clive Richardson was appointed Interim Chief Executive on 8 May 2018 and Chief Executive Officer on 18 July 2019.

Chief Executive Officer’s Remuneration Compared to Other Employees

The table below shows the percentage change in remuneration of the Chief Executive Officer and Akari’s employees as a whole between the year ended 31 December 2018 and the year ended 31 December 2019.

	Percentage increase in remuneration in year ended 31 December 2019 compared with remuneration in the year ended 31 December 2018
	CEO	All employees
Basic Salary	8%	(20)%
Annual bonus	106%	(5)%
Taxable benefits	5%	1%

Relative Importance of Spend on Pay

The following table sets forth the total amounts spent by the Company on remuneration for the year ended 31 December 2019 and the year ended 31 December 2018. Given that Akari remains in the early phases of its business life cycle, the comparator chosen to reflect the relative importance of Akari’s spend on pay is Akari’s research and development costs as shown in its Annual Report on Form 20-F for the year ended 31 December 2019.

Period	Year Ended 31 December 2019 $	Year Ended 31 December 2018 $
Total spend on remuneration	3,094,347	3,547,493
Shareholder distributions	-	-
Research and development costs	16,646,000	10,897,000

AKARI THERAPEUTICS, PLC

DIRECTORS’ REMUNERATION REPORT (continued)

FOR THE YEAR ENDED 31 DECEMBER 2019

Implementation of remuneration policy for year ending 31 December 2020

Our director compensation program is administered by our board of directors with the assistance of the compensation committee. The compensation committee conducts an annual review of director compensation and makes recommendations to the board with respect thereto.

The shareholders approved our Directors Remuneration Policy on July 14, 2017 to provide a framework for the Directors’ compensation packages. In addition, the Company has a non-employee director compensation policy, which was amended and restated on November 19, 2015 and was subsequently amended on June 29, 2016, January 26, 2017, January 23, 2018 and on January 8, 2019. On January 9, 2020, our Compensation Committee resolved that the cash compensation and committee membership fees would remain the same as they were for 2019. As a result, our non-employee directors will be compensated for service on our board of directors as follows in 2020:

•	an annual retainer for service on the board of directors of $39,338;

•	an annual retainer for service as a member of the compensation committee and nominating and governance committee of $5,305;

•	an annual retainer for service as a member of the audit committee of $7,500;

•	for the chairman of the compensation committee, and nominating and governance committee, an annual retainer of $10,609;

•	for the chairperson of the audit committee, an annual retainer of $17,500;

The following table presents the salary increases agreed for the upcoming fiscal year (with the agreed increases for the year ended 31 December 2019 presented as comparative information)

Director	31 December 2018	31 December 2019	Increase %	31 December 2019	31 December 2020 (1)	Increase %
Executive Director
Ray Prudo (2)	$212,180	$400,000	89%	$400,000	$412,000	3%
Clive Richardson (3)	£259,560	£337,428	30%	£337,428	£382,306	13.3%
Non-employee Director
James Hill, M.D (4)	$58,792	$62,752	7%	$62,752	$62,752	0%
Stuart Ungar, M.D (5)	$48,492	$49,947	3%	$49,947	$49,947	0%
David Byrne (4)	$48,492	$52,143	8%	$52,143	$52,143	0%
Donald Williams (6)	$53,642	$56,838	6%	$56,838	$56,838	0%
Peter Feldschreiber (7)	$35,890	$39,338	39%	$39,338	$39,338	0%
Michael Grissinger (8)	$35,890	$49,947	10%	$49,947	$49,947	0%

(1)	Additional discretionary bonuses may be awarded in accordance with contractual entitlement and the remuneration policy.

(2)	2018-2019 increase represents an increase in line with increased duties as Executive Chairman and Interim Chief Executive Officer. 2019-2020 increase represents an increase in line with inflation.

(3)	2018-2019 increase reflects Mr Richardson being appointed interim Chief Executive Officer. 2019-2020 increase represents an increase in line with their increased duties as Chief Executive Officer.

(4)	2018-2019 represents an increase of 3% for board and compensation committee fees in line with inflation with the exception of the increase in audit committee fees from $5,150 to $7,500.

(5)	2018-2019 represents an increase in line with inflation.

(6)	2018-2019 represents an increase of 3% for board fees in line with inflation with the exception of the increase in audit committee chairman fees from $15,450 to $17,500.

(7)	2018-2019 represents an increase in line with inflation. Dr. Feldschreiber joined the board on 23 January 2018 and became chairman of the nominating and governance committee in 2019.

(8)	2018-2019 represents an increase in line with inflation. Mr. Grissinger joined the board on 23 January 2018

AKARI THERAPEUTICS, PLC

DIRECTORS’ REMUNERATION REPORT (continued)

FOR THE YEAR ENDED 31 DECEMBER 2019

Compensation Committee Approach to Remuneration Matters

The Compensation Committee is comprised of Dr. James Hill (Chairman), Dr. Stuart Ungar, and Mr. David Byrne. Dr. James Hill, as Chairman of our Compensation Committee, reports, in respect of 2019, that the annual bonus payments for the Executive Directors reflect their strong personal performance at a critical time for the business. Ray Prudo and Clive Richardson both received annual bonus payments of 100% of the maximum available respectively, of which 100% will be deferred in cash until the completion of certain operational activities planned for fiscal year 2020. Fee increases are explained in the notes to the table above. For the year ending 31 December 2020, our Compensation Committee resolved that the cash compensation and committee membership fees of Non-Executive Directors would remain the same as they were for 2019 to reflect the developmental stage of the Company. All members have continued to serve until the date of this Directors’ Remuneration Report. The charter of the Committee is set forth on Akari’s website at http://www.akaritx.com.

Statement of Voting at AGM

Akari is committed to ongoing shareholder dialogue and the Compensation Committee takes an active interest in shareholder views and voting outcomes.

In respect of the last resolution to approve the Directors’ Remuneration Report at the 2019 AGM, of the 836,425,350 votes cast in respect of the above resolution 792,896,650 votes were in favour of this resolution, 7,314,400 votes against and 36,214,300 votes abstained.

In respect of the last resolution to approve the Directors’ Remuneration Policy at the 2017 AGM, of the 939,527,413 votes cast in respect of the above resolution 933,105,629 votes were in favour of this resolution, 1,714,228 votes against and 4,707,556 votes abstained.

AKARI THERAPEUTICS, PLC

DIRECTORS’ REMUNERATION REPORT (continued)

FOR THE YEAR ENDED 31 DECEMBER 2019

PART II - DIRECTORS’ REMUNERATION POLICY

INFORMATION PROVIDED IN THIS SECTION OF THE DIRECTORS’ REMUNERATION REPORT IS NOT SUBJECT TO AUDIT.

This section sets out the proposed new forward-looking Directors’ Remuneration Policy (“Policy”) of Akari, which has evolved from the existing policy. The Policy provides, subject to shareholder approval, a framework for execution of Akari’s compensation framework from the date of its approval at the 2020 Annual General Meeting of Shareholders (“AGM”) and for a period of three years thereafter, unless changes to the Policy are required earlier and a new Policy is put to shareholder vote. The existing policy, which was approved by shareholders at the 2017 AGM, can be found in our 2018 remuneration report.

For the avoidance of doubt, in approving the Directors’ remuneration policy, authority is given to Akari to honour any commitments entered into with current or former Directors (such as the payment of a pension, fees or the vesting/exercise of past share option awards) for the periods for which they apply.

Akari’s remuneration policy seeks to provide compensation packages which will attract, motivate, reward and retain an executive team with the right calibre of talent, experience, and skills to lead a successful future for Akari. Akari’s compensation framework is designed to provide a competitive package in comparison to companies of similar size, complexity, maturity profile and geographic presence. Elements of compensation packages which are subject to performance conditions as noted in the Group’s remuneration policy may include key performance indicators (KPIs), both financial and non-financial, which are an important component of the information needed to explain a company’s progress towards its stated goals. Other elements which are not subject to performance measures are considered an important component of attracting and retaining UK resident employees, including Executive Directors.

The table below sets out the main elements of Akari’s remuneration policy for its Executive Directors and seeks to explain how each element of the compensation package operates:

Policy table – Executive Directors

Element	Purpose and link to strategy	Operation		Maximum opportunity		Performance metrics and recovery provisions
Base salary	Support the recruitment and retention of Executive Officers	•	Base salary levels are set taking into account the role, responsibilities and individual’s experience in the position, performance of the individual and Akari.	•	There is no prescribed maximum increase nor any requirement to increase salary at any time.	•	None, although overall performance of the individual is considered when setting and reviewing salaries.
		•	Base salaries are typically reviewed annually.	•	By exception, higher increases may be made to reflect individual circumstances. These may include significant changes in the job size or complexity and/or promotion.	•	No provisions for recovery or withholding of sums as this is not performance-related.
Pension	Encourages and enables executives to build savings for their retirement	•	Akari typically makes contributions to pension plans (or retirement savings plans) to match prevailing local market practices.	•	Currently up to 10% of salary per annum.	•	None.
						•	No provisions for recovery or withholding of sums as this is not performance-related.

AKARI THERAPEUTICS, PLC

DIRECTORS’ REMUNERATION REPORT (continued)

FOR THE YEAR ENDED 31 DECEMBER 2019

Other Benefits	Provide market competitive benefits in a cost-effective way	•	Provisions include medical insurance, life assurance, permanent health insurance, etc.	•	No prescribed maximum. The cost of benefits will vary from year to year in accordance with the cost of insuring such benefits.	•	None.
		•	In exceptional circumstances, such as the relocation of an executive or for a new hire, additional benefits may be provided in the form of relocation allowance and benefits.			•	No provisions for recovery or withholding of sums as this is not performance-related.
		•	Other benefits may be offered if considered appropriate and reasonable by the Compensation Committee.
Bonus	To reward the delivery of annual targets as well as to recognise the individual contributions towards our key strategic achievements	• •

Any bonus is paid in cash typically within 60 days after the end of the financial year to which it relates.

Performance objectives and targets are either fixed contractually or set annually and actual payout levels are determined after the year end, based on performance against targets subject to overriding discretion of the Compensation Committee.

				•	The maximum annual bonus payable for any financial year is capped at 100% of salary, although the Compensation Committee reserves the right to vary this amount in exceptional circumstances.	•	Where performance conditions are attached to a bonus payment, targets are either fixed contractually or selected by the Compensation Committee and set annually and can include key financial, operational and/or individual objectives. All assessments of performance against target is made by the Compensation Committee in its sole discretion.
						•	No provisions for recovery or withholding of sums as the performance measures are considered adequate.

AKARI THERAPEUTICS, PLC

DIRECTORS’ REMUNERATION REPORT (continued)

FOR THE YEAR ENDED 31 DECEMBER 2019

Equity incentive plan (2014 Equity Incentive Plan)	To motivate and reward long-term performance in alignment with the shareholder interests and value-creation	•	Awards may be made periodically to Executive Officers in the form of options or in shares including stock appreciation rights, phantom stock awards or stock units.	•	There is no specific maximum set for annual equity awards.	•	Where performance conditions are attached to an award, these typically include key financial, operational and/or individual objectives subject to overall Compensation Committee discretion.
		•	Awards typically vest over three or four years and may be subject to phased vesting.	•	When making awards, the Compensation Committee will take into account internal grant guidelines, which have been set in reference to local market norms.
						•	No provisions for recovery or withholding of sums as the performance measures are considered adequate.
CSOP (UK resident employees and directors only)		•	Executives are eligible to participate in the all-employee CSOP Plan under the same conditions as all other employees.	•	Grant value of £30,000 or local market rules as amended from time to time.	•	None.
						•	No provisions for recovery or withholding of sums as this is not performance-related.

Policy table – Non-Executive Directors

Akari’s non-employee compensation policy is administered by its board of directors with the assistance of the Compensation Committee. The Compensation Committee periodically reviews non-employee director compensation policy and makes recommendations to the board.

Non-Executive Directors typically receive an annual retainer paid in cash for their service (depending on their additional membership and chairman responsibilities) and an annual grant of stock options but do not participate in the bonus plan to which Executive Officers are eligible, nor do they typically receive any other performance related payment. There are no elements of the non-employee director compensation policy which are subject to performance conditions given the necessity to maintain directors’ independence and board effectiveness in corporate governance, and accordingly there are no provisions for recovery or withholding of sums.

The table below sets out some of the features of Akari’s current non-employee director compensation policy:

AKARI THERAPEUTICS, PLC

DIRECTORS’ REMUNERATION REPORT (continued)

FOR THE YEAR ENDED 31 DECEMBER 2019

Element	Purpose and link to strategy	Operation		Maximum opportunity		Performance metrics
Annual Cash Retainer Fee	Support the recruitment and retention of Non-Executive Directors	•	Each Non-Executive Director serving on the Board receives an annual cash retainer, with additional amounts payable for acting as a chairman or a member of various committees.	•	There is no prescribed maximum increase nor any requirement to increase salary at any time.	•	None.
		•	In addition, the Chairman receive an additional cash retainer.
		•	Annual cash retainers are typically payable on a quarterly basis with the exception of the Executive Chairman who is paid monthly.
		•	A Non-Employee Director may elect to receive annual cash payments in the form of fully-vested ordinary shares.
Share options	Strengthens the alignment to shareholders’ interests through share ownership	•	Directors typically receive an annual grant of options in the form of market value options under the 2014 Equity Incentive Plan.	•	Normal initial grant and annual grant of share options will be equal to 1,300,000 (or equivalent value of ADS) but the Committee reserves the discretion to review and amend this amount.	•	None.
		•	These awards typically vest in full on the date of the next AGM following the date of grant, subject to the Non-Executive Director’s continued service on the Board, have a term of 10 years from date of grant, and vesting accelerates in the case of a change of control.

The foregoing is qualified in its entirety by Akari’s current non-employee director compensation policy, as may be amended from time to time.

Approach to recruitment compensation

Akari’s policy is to pay a fair remuneration package for the role being undertaken and the experience of the individual to be appointed.

Akari expects remuneration packages for Executive Directors to include base salary, targeted level of annual cash incentive, initial and ongoing equity-based awards, standard benefits and special provisions tailored to the recruiting situation, such as: sign-on bonus, reasonable relocation support and make-whole awards for remuneration forfeited from a prior employer (whether on account of cash bonuses, share awards, pension benefits or other forfeited items). The Compensation Committee retains the discretion to provide additional cash, share based payment, benefits and other remuneration where necessary or useful to recruit new Executive Directors or to secure the ongoing service of existing Executive Directors.

AKARI THERAPEUTICS, PLC

DIRECTORS’ REMUNERATION REPORT (continued)

FOR THE YEAR ENDED 31 DECEMBER 2019

The remuneration package for any new non-Executive Director will be set in accordance with the terms of Akari’s non-employee director compensation policy then in effect. Akari expects remuneration packages for on-Executive Directors to include an annual retainer paid in cash for their service (depending on their additional membership and chairman responsibilities) and an annual grant of stock options. Non-Executive Directors do not participate in the bonus plan to which Executive Officers are eligible, nor do they typically receive any other performance related payment.

The chart below sets out the level of remuneration that would be received by each Executive Director in accordance with Akari’s remuneration policy for its Executive Directors in the first year to which the policy applies in each of three scenarios: if the director receives the minimum remuneration receivable; if the director performs in line with the company’s expectations in respect of performance measures; and if the director receives the maximum remuneration receivable (not allowing for any share price appreciation):

(1) The Minimum Remuneration Receivable consists of salary and fees, taxable benefits, and pension benefits

(2) Annual bonus relates to performance over one financial year. No remuneration has performance measures relating to more than one financial year.

Director’s service contracts

Akari’s board of directors is divided into three classes for purposes of election (Class A Directors, who serve a one year term before being subject to re-election at Akari’s annual general meeting; Class B Directors, who serve a two year term before being subject to re-election at the annual general meeting; and Class C Directors who serve a three year term before being subject to re-election at the annual general meeting, provided also that in any two year period, a majority of the board must stand for re-election).

It is the Company’s policy that executive Directors should have contracts with an indefinite term. Directors’ notice periods are set by the compensation committee, having regard to the need to attract and retain talent, ensure an orderly succession and enable the company to manage its personnel while avoiding excessive costs. Service contracts are available for inspection at Akari’s registered office or 75/76 Wimpole Street London W1G 9RT.

AKARI THERAPEUTICS, PLC

DIRECTORS’ REMUNERATION REPORT (continued)

FOR THE YEAR ENDED 31 DECEMBER 2019

Policy on Payments for Loss of Office

Akari’s approach to payments to Executive Directors in the event of termination is to take account of the individual circumstances including the reason for termination, individual performance, contractual obligations and the terms of any option award.

Generally, Akari employment arrangements for Executive Directors include a notice provision and continuing payment obligations as per the individual Executive Director service contracts following termination by Akari of an Executive Director without cause or termination by the Executive Director for good reason or change of control. Payment obligations, if any, include base salary, benefits, and all or some portion of target annual cash remuneration. Akari may offer payment in lieu of notice if it is considered to be in the best interests of Akari.

Treatment of unvested outstanding equity awards will be determined according to the specific nature of termination, individual contracts, and plan rules.

The Compensation Committee reserves the right to make payments it considers reasonable under a compromise or settlement agreement, including payment or reimbursement of reasonable legal and professional fees, and any payment or compensation (in whatever form) in respect of statutory rights under employment law in the US, UK or other jurisdictions. Payment or reimbursement (in whatever forms) of reasonable outplacement fees may also be provided.

Other relevant information considered

As appropriate, the Compensation Committee considers the pay and conditions of the broader employee workforce, as well as the Consumer Price Index and Retail Price Index, when making compensation related decisions for the Directors. The Compensation Committee does not consult employees, other than Executive Directors, when drafting the Directors’ remuneration policy.

The Compensation Committee also considers shareholder feedback, so far as it relates to compensation, when reviewing of the appropriateness of its Policy. In addition, the Compensation Committee considers potential conflicts of interest and directors do not have sole discretion over their own remuneration.

This report was approved by the board on 29 May 2020 and signed on its behalf.

Clive Richardson

Director

INDEPENDENT AUDITORS REPORT TO THE SHAREHOLDER OF

AKARI THERAPEUTICS, PLC

Opinion

We have audited the financial statements of Akari Therapeutics, Plc (the ‘parent company’) and its subsidiaries (the ‘group’) for the year ended 31 December 2019 which comprise the consolidated statement of comprehensive loss, the consolidated statement of financial position, the parent company statement of financial position, the consolidated statement of changes in equity, the parent company statement of changes in equity, the consolidated statement of cash flow, the parent company statement of cash flows and notes to the financial statements, including a summary of significant accounting policies. The financial reporting framework that has been applied in their preparation is applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union.

In our opinion, the financial statements:

•	give a true and fair view of the state of the group’s and of the parent company’s affairs as at 31 December 2019 and of the group’s loss for the year then ended;

•	have been properly prepared in accordance with IFRSs as adopted by the European Union; and

•	have been prepared in accordance with the requirements of the Companies Act 2006.

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (UK) (ISAs (UK)) and applicable law. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the financial statements section of our report. We are independent of the group in accordance with the ethical requirements that are relevant to our audit of the financial statements in the UK, including the FRC’s Ethical Standard as applied to listed entities, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Material uncertainty relating to going concern

In forming our opinion on the financial statements, which is not modified, we have considered the adequacy of the disclosures made in note 1(c) of the financial statements concerning the group’s ability to continue as a going concern. The disclosures indicate that in the short term the group would require additional funding to meet its liabilities as they fall due. These circumstances indicate the existence of a material uncertainty which may cast significant doubt on the group’s ability to continue as a going concern. The financial statements do not include any adjustments that would result if the company or group was unable to continue as a going concern.

We have identified going concern as a key audit matter based on our assessment of the significance of the risk and the effect on our audit strategy. Our response to this risk is outlined in the following section.

Key audit matters

In addition to the matter described in the material uncertainty relating to going concern section, key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period and include the most significant assessed risks of material misstatement (whether or not due to fraud) we identified, including those which had the greatest effect on: the overall audit strategy, the allocation of resources in the audit; and directing the efforts of the engagement team. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

INDEPENDENT AUDITORS REPORT TO THE SHAREHOLDER OF

AKARI THERAPEUTICS, PLC (continued)

Key audit matter	How the matter was addressed

Going concern

The Group has reported a total comprehensive loss of $21,760,000 (2018: $20,105,000) and operating cash outflow of $12,257,000 (2018: $22,536,000). These factors indicate that a risk that use of the going concern basis of preparation of the financial statements may not be appropriate.

•     We reviewed post year end trading and fundraising activity.

•     We reviewed the cash flow forecast prepared by management and challenged management on the assumptions and judgements made.

•     We assessed the company’s ability to scale back operations and reduce costs should cash levels become low in the twelve months from the approval of the financial statements.

•     We considered the adequacy of the securities purchase agreement with Aspire Capital Fund, LLC which provides that, upon the terms and subject to the conditions and limitations set forth therein, Aspire Capital Fund, LLC is committed to purchase up to an aggregate of $20 million of the group’s ADS over the 30 month period of the purchase agreement from its commencement on 26 September 2018.

•     We considered the impact of the COVID-19 pandemic on the group’s ability to carry out research and raise funds for at least the next twelve months from the date of approval of these financial statements.

Our application of materiality

The scope and focus of our audit were influenced by our assessment and application of materiality. We define materiality as the magnitude of misstatement that could reasonably be expected to influence the readers and the economic decisions of the users of the financial statements. We use materiality to determine the scope of our audit and the nature, timing and extent of our audit procedures and to evaluate the effect of misstatements, both individually and on the financial statements as a whole. We considered expenditure and expenditure growth to be the main focus for the readers of the financial statements, accordingly this consideration influenced our judgement of materiality. Based on our professional judgement, we determined materiality for the group to be $500,000. This value was derived from a benchmark of 2% of predicted expenditure.

On the basis of our risk assessments, together with our assessment of the overall control environment, our judgement was that performance materiality (i.e. our tolerance for misstatement in an individual account or balance) for the company was 75% of materiality, namely $375,000.

An overview of the scope of our audit

Our audit approach is based on obtaining and maintaining a thorough understanding of the Group and Parent Company’s business, structure and operations in order to undertake a risk-based audit approach. This approach requires us to identify relevant and appropriate key and significant risks of misstatement and determine the most appropriate tailored responses to this risk assessment. The extent of our work is determined by the level of risk in each area and our assessment of materiality as discussed above.

Other information

The directors are responsible for the other information. The other information comprises the information included in the annual report, other than the financial statements and our auditor’s report thereon. Our opinion on the financial statements does not cover the other information and, except to the extent otherwise explicitly stated in our report, we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If we identify such material inconsistencies or apparent material misstatements, we are required to determine whether there is a material misstatement in the financial statements or a material misstatement of the other information. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Opinions on other matters prescribed by the Companies Act 2006

In our opinion, based on the work undertaken in the course of the audit:

•	the information given in the strategic report and the directors’ report for the financial year for which the financial statements are prepared is consistent with the financial statements; and

•	the strategic report and the directors’ report have been prepared in accordance with applicable legal requirements.

INDEPENDENT AUDITORS REPORT TO THE SHAREHOLDER OF

AKARI THERAPEUTICS, PLC (continued)

Matters on which we are required to report by exception

In the light of the knowledge and understanding of the group and the parent company and its environment obtained in the course of the audit, we have not identified material misstatements in the strategic report or the directors’ report.

We have nothing to report in respect of the following matters in relation to which the Companies Act 2006 requires us to report to you if, in our opinion:

•	adequate accounting records have not been kept by the parent company, or returns adequate for our audit have not been received from branches not visited by us; or

•	the parent company financial statements are not in agreement with the accounting records and returns; or

•	certain disclosures of directors’ remuneration specified by law are not made; or

•	we have not received all the information and explanations we require for our audit.

Responsibilities of directors

As explained more fully in the directors’ responsibilities statement set out on page 2, the directors are responsible for the preparation of the financial statements and for being satisfied that they give a true and fair view, and for such internal control as the directors determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the directors are responsible for assessing the group’s and the parent company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the group or the parent company or to cease operations, or have no realistic alternative but to do so.

Auditor’s responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs (UK) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

A further description of our responsibilities for the audit of the financial statements is located on the Financial Reporting Council’s website at: www.frc.org.uk/auditorsresponsibilities. This description forms part of our auditor’s report.

Use of our report

This report is made solely to the company's members, as a body, in accordance with Chapter 3 of Part 16 of the Companies Act 2006. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an Auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Christopher Cork (Senior statutory auditor)

for and on behalf of Haysmacintyre LLP,

Statutory Auditors

10 Queen Street Place

London

EC4R 1AG

Date: 29 May 2020

AKARI THERAPEUTICS, PLC	COMPANY NUMBER: 05252842

CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS

FOR THE YEAR ENDED 31 DECEMBER 2019

		2019	2018
	Notes	$000	$000
Research and development expenses		(16,646)	(15,589)
Administrative expenses		(8,224)	(10,897)
Contingent costs		-	2,700

OPERATING LOSS		(24,870)	(23,786)

Net finance income/(loss)	3	117	286

LOSS BEFORE INCOME TAX		(24,753)	(23,500)

Income Tax Credit	4	2,989	3,550

loss for the YEAR		(21,764)	(19,950)

Other Comprehensive (Loss)/Income:
Currency translation differences		4	(155)

COMPREHENSIVE LOSS FOR THE YEAR		(21,760)	(20,105)

All losses are derived from continuing activities for the current and previous financial year.

The Company has elected to take the exemption under section 408 of the Companies Act 2006 not to present the parent company income statement. Refer note 5 for the results of the parent company.

The notes on pages 33 to 47 form an integral part of the consolidated financial statements.

AKARI THERAPEUTICS, PLC	COMPANY NUMBER: 05252842

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS AT 31 DECEMBER 2019

		2019	2018
	Notes	$000	$000
ASSETS
Non-current assets
Property, plant and equipment	7	5	20
Intangible Assets	6	30	33
		35	53
Current assets
Trade and Other receivables	9	4,540	10,431
Cash and cash equivalents		5,732	5,968
		10,272	16,399
TOTAL ASSETS		10,307	16,452
EQUITY
Capital and reserves attributable to the Company’s
equity shareholders
Called up share capital	12	31,987	23,651
Share premium	13	108,865	106,030
Other reserves	13	(387)	(391)
Merger reserve	13	9,128	9,128
Share based payment reserve	13	13,462	12,413
Reverse Acquisition reserve	13	(20,983)	(20,983)
Retained earnings	13	(138,236)	(116,472)
TOTAL EQUITY		3,836	13,376
LIABILITIES
Non Current Liabilities
Other long term liabilities	11	1,015	-
Current liabilities
Trade and other payables	10	5,456	3,076
TOTAL LIABILITIES		6,471	3,076
TOTAL EQUITY AND LIABILITIES		10,307	16,452

The financial statements were approved and authorised for issue by the Board of Directors on 29 May 2020 and were signed below on its behalf by:

Clive Richardson

Director

The notes on pages 33 to 47 form an integral part of these consolidated financial statements.

AKARI THERAPEUTICS, PLC	COMPANY NUMBER: 05252842

PARENT COMPANY STATEMENT OF FINANCIAL POSITION

AS AT 31 DECEMBER 2019

		2019	2018
	Notes	$000	$000
ASSETS
Non-current assets
Property, plant and equipment	7	5	20
Investment in subsidiaries	8	20,339	20,339
		20,344	20,359
Current assets
Trade and Other receivables	9	8,474	14,452
Cash and cash equivalents		5,716	5,914
		14,910	20,366
TOTAL ASSETS		34,534	40,725
EQUITY
Capital and reserves attributable to the Company’s equity shareholders
Called up share capital	12	31,987	23,651
Share premium	13	108,865	106,030
Merger reserve	13	9,128	9,128
Share based payment reserve	13	13,462	12,413
Retained earnings	13	(135,273)	(113,484)
TOTAL EQUITY		28,169	37,738
LIABILITIES
Non Current Liabilities
Other long term liabilities	11	1,015	-
Current liabilities
Trade and other payables	10	5,350	2,987
TOTAL LIABILITIES		6,365	2,987
TOTAL EQUITY AND LIABILITIES		34,534	40,725

As permitted by Section 408 of the Companies Act 2006, the income statement of the parent Company is not presented as part of these financial statements. The parent Company’s loss for the financial year was $21,789,000 (2018: loss of $20,083,000).

The financial statements were approved and authorised for issue by the Board of Directors on 29 May 2020 and were signed below on its behalf by:

Clive Richardson

Director

The notes on pages 33 to 47 form an integral part of these consolidated financial statements.

AKARI THERAPEUTICS, PLC

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED 31 DECEMBER 2019

					Share Based	Reverse Acquis-
	Share	Share	Other	Merger	Payment	Ition	Retained
	Capital	Premium	Reserves	Reserve	Reserve	Reserve	Loss	Total
	$000	$000	$000	$000	$000	$000	$000	$000
At I January 2018	22,928	105,863	(236)	9,128	10,764	(20,983)	(96,522)	30,942

Comprehensive gain/ loss for the year	-	-	(155)	-	-	-	(19,950)	(20,105)
Share based payments	-	-	-	-	1,649	-	-	1,649
Shares Issued	723	167		-	-	-	-	890
At 31 December 2018	23,651	106,030	(391)	9,128	12,413	(20,983)	(116,472)	13,376

Comprehensive gain/ (loss) for the year	-	-	4	-	-	-	(21,764)	(21,760)
Share based payments	-	-	-	-	1,049	-	-	1,049
Shares Issued	8,336	2,835	-	-	-	-	-	11,171
At 31 December 2019	31,987	108,865	(387)	9,128	13,462	(20,983)	(138,236)	3,836

PARENT COMPANY STATEMENT OF CHANGES IN EQUITY

				Share Based
	Share	Share	Merger	Payment	Retained
	Capital	Premium	Reserve	Reserve	Loss	Total
	$000	$000	$000	$000	$000	$000
At I January 2018	22,928	105,863	9,128	10,764	(93,401)	55,282

Total comprehensive loss for the year	-	-	-	-	(20,083)	(20,083)
Share based payments	-	-	-	1,649	-	1,649
Shares Issued	723	167	-	-	-	890
At 31 December 2018	23,651	106,030	9,128	12,413	(113,484)	37,738

Total comprehensive loss for the year	-	-	-	-	(21,789)	(21,789)
Share based payments	-	-	-	1,049	-	1,049
Shares Issued	8,336	2,835	-	-	-	11,171
At 31 December 2019	31,987	108,865	9,128	13,462	(135,273)	28,169

The notes on pages 33 to 47 form an integral part of these consolidated financial statements.

AKARI THERAPEUTICS, PLC

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED 31 DECEMBER 2019

	2019	2018
	$000	$000
Cash flows from operating activities
Loss before income tax	(24,753)	(23,500)
Adjustments for:
Changes in fair value of warrants	199
Share-based payment	1,049	1,649
Foreign currency exchange gains	(30)	(105)
Depreciation and amortization	18	39
Decrease/(increase) in trade and other receivables	5,891	(451)
Increase/(decrease) in trade and other payables	2,380	(3,670)
Tax credit	2,989	3,550
Other liabilities	-	(48)
Net cash flows used in operating activities	(12,257)	(22,536)

Cash flows from financing activities
Proceeds from issuance of ordinary shares	11,791	891
Issue costs	(620)	(585)
Other liabilities	816	-
Cash generated from financing activities	11,987	306
Exchange losses on cash and cash equivalents	34	(51)
Net decrease in cash and cash equivalents	236	(22,281)
Cash and cash equivalents at beginning of period	5,968	28,249
Cash and cash equivalents at end of period	5,732	5,968

The notes on pages 33 to 47 form an integral part of these consolidated financial statements.

AKARI THERAPEUTICS, PLC

PARENT COMPANY STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED 31 DECEMBER 2019

	2019	2018
	$000	$000
Cash flows from operating activities
Loss before income tax	(24,778)	(23,633)
Adjustments for:
Changes in fair value of warrants	199	-
Share based payments	1,049	1,649
Depreciation	14	36
Decrease in trade and other receivables	5,979	3,063
Increase/(decrease) in trade and other payables	2,363	(3,604)
Tax credit	2,989
Other liabilities	-	(48)
Net cash flows used in operating activities	(12,185)	(22,537)

Cash flows from financing activities
Proceeds from issuance of ordinary shares	11,791	891
Issue costs	(620)	(585)
Other liabilities	816
Cash generated from financing activities	11,987	306

Exchange gains on cash and cash equivalents	-	(2)

Net decrease in cash and cash equivalents	(198)	(22,233)
Cash and cash equivalents at beginning of period	5,914	28,147
Cash and cash equivalents at end of period	5,716	5,914

The notes on pages 33 to 47 form an integral part of these consolidated financial statements.

AKARI THERAPEUTICS, PLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2019

1.	ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

(a)	Basis of preparation

These consolidated financial statements of Akari Therapeutics, Plc have been prepared in accordance with International Financial Reporting Standards (IFRS) and IFRIC interpretations issued and effective or issued and early adopted as at the time of preparing these statements and with those parts of the Companies Act 2006 applicable to companies reporting under IFRS. The consolidated financial statements are prepared on a historical cost conversion. A summary of the more important accounting policies is set out below.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 1(n).

(b)	Basis of consolidation

Subsidiaries are all entities over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The subsidiaries are fully consolidated from the date on which control is transferred to the Group and deconsolidated from the date that control ceases.

The financial statements of the subsidiaries are prepared for the same financial year as the parent company, applying consistent accounting policies throughout the Group. Inter-company balances and transactions, including unrealised profits are eliminated on consolidation.

The Group financial statements consolidate the Company’s financial statements of Akari Therapeutics, Plc and its subsidiaries (the “Group”).

(c)	Going Concern

For the year ended 31 December 2019 the Group reported a comprehensive loss of $21,760,000 and expects to continue to incur substantial losses over the next several years during its development phase. To fully execute its business plan, the Group will need, among other things, to complete its research and development efforts and clinical and regulatory activities. These activities may take several years and will require significant operating and capital expenditures in the foreseeable future. There can be no assurance that these activities will be successful. If the Group is not successful in these activities it could delay, limit, reduce or terminate preclinical studies, clinical trials or other research and development activities. To fund its working capital needs, the Group plans to raise funds through equity or debt financings or other sources, such as strategic partnerships and alliance and licensing arrangements, and in the long term, from the proceeds from sales.

In the current business climate, Management acknowledge the COVID-19 pandemic and have implemented logistical and organisational changes to underpin the Group’s resilience to COVID-19, with the key focus being protecting all personnel, minimising the impact on critical work streams and ensuring business continuity.  COVID-19 may impact the Group in varying ways leading to potential impairments of assets held which could have a direct bearing on the Group’s ability to generate sufficient cash flows for working capital purposes. Management are closely monitoring commercial and technical aspects of the Group’s operations to mitigate the impact from the COVID-19 pandemic.  The inability to gauge the length of such disruption further adds to this uncertainty.  For these reasons the generation of sufficient operating cash flows remain a risk.  Management believes the Group will generate sufficient working capital and cash flows to continue in operational existence and will have the ongoing support of its shareholders, if required, for the foreseeable future.

As a result of COVID-19, there is a general unease of conducting unnecessary activities in medical centers. As a consequence, our ongoing trials have been halted or disrupted. It is too early to assess the full impact of the coronavirus outbreak on trials for nomacopan, but coronavirus may affect our ability to complete recruitment in our original timeframe. For example, we have halted our Phase I/II clinical trial in patients with AKC study and we anticipate that recruitment in our Phase III clinical trial in pediatric patients with HSCT-TMA will be delayed. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration and severity of the outbreak, and the actions that may be required to contain the coronavirus or treat its impact.

AKARI THERAPEUTICS, PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2019

1.	ACCOUNTING POLICIES (continued)

In particular, the continued spread of the coronavirus globally could adversely impact our operations and workforce, including our research and clinical trials and our ability to raise capital, could affect the operations of key governmental agencies, such as the FDA, which may delay the development of our product candidates, and could result in the inability of our suppliers to deliver components or raw materials on a timely basis or at all, each of which in turn could have an adverse impact on our business, financial condition and results of operation.

On September 26 2018, the Group entered into an equity line agreement (the “Purchase Agreement”) with Aspire Capital Fund, LLC, an Illinois limited liability company (“Aspire Capital”), which provides that, upon the terms and subject to the conditions and limitations set forth therein, Aspire Capital is committed to purchase up to an aggregate of $20.0 million of the Company’s American Depository Shares over the 30-month term of the Purchase Agreement. As of December 31, 2019, $10,731,875 of the original purchase commitment remains available under the facility.

On July 3, 2019, the Company sold to certain institutional investors, accredited investors and an existing shareholder, RPC Pharma Ltd., an affiliated entity of Dr. Ray Prudo, the Company’s Chairman, an aggregate of 2,368,392 ADSs in the Registered Direct Offering. The Company also entered into a letter agreement with the Placement Agent to serve as the placement agent for the Company in connection with this offering. In connection with the sale of the ADSs in this Registered Direct Offering, the Company issued unregistered warrants to investors and the Placement Agent to purchase an aggregate of 1,361,842 ADSs in a private placement at $3.00 per ADS and $2.85 per ADS respectively.

The Group will require additional capital in order to develop and commercialise our current product candidates or any product candidates that we acquire, if any. There can be no assurance that additional funds will be available when we need them on terms that are acceptable to us, or at all. If adequate funds are not available on a timely basis, we may be required to terminate or delay development for one or more of our product candidates.

Therefore, having reviewed the Group’s forecast and projections, and having made appropriate enquiries, the Directors acknowledge that there is a substantial doubt about our ability to continue as a going concern as a result of our recurring losses from operations and net capital deficiency. Our future is dependent upon our ability to obtain financing in the future. The auditor’s opinion could materially limit our ability to raise funds. As a result, in the absence of sufficient new capital, we may have to liquidate our business and you may lose your investment in our ADSs.

We plan to raise additional funds from Aspire Capital and/or other external sources. The availability of funds under the Aspire facility could extend the Group’s ability to fund operations into February 2021 without any subsequent adjustment to the preliminary forecast. Furthermore, the Group currently intends to pursue other external fundraising sources within the fiscal year 2020. Based on the availability of funds under the Aspire facility, the Group’s track record of other external fundraising during the reported year and subsequently and its ability to reduce both R&D and other administrative expenditure as may be appropriate, management believes that despite these material uncertainties, the Group’s financial prospects are sufficient for future operations to be sufficiently funded for at least the next twelve months. On this basis, while there is a material uncertainty that may cast significant doubt on the Group’s ability to continue as a going concern, the Directors consider it appropriate to continue to prepare the financial statements on a going concern basis without adjustment

(d)	Standards and interpretations adopted during the year

The adoption of the following mentioned amendments in the current year have not had a material impact on the Group’s and Company’s financial statements:

EU effective date– periods beginning on or after
IFRS 16: Leases	1 January 2019

The Group assessed the lease commitments the Company holds, and since no lease committed is longer than a year, there is no IFRS 16 impact, assuming the Group’s lease commitments remain at this level.

AKARI THERAPEUTICS, PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2019

1.	ACCOUNTING POLICIES (continued)

There are several standards, amendments to standards, and interpretations which have been issued by the IASB that are effective in future accounting periods that the group has decided not to adopt early. The most significant of these are as follows, which are all effective for the period beginning 1 January 2020:

•	IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors (Amendment – Definition of Material)

•	IFRS 3 Business Combinations (Amendment – Definition of Business)

•	Revised Conceptual Framework for Financial Reporting

•	Interest Rate Benchmark Reform (IBOR) reform Phase 1 (Amendments to IFRS 9, IAS 39 and IFRS 7)

Akari Therapeutics, Plc is currently assessing the impact of these new accounting standards and amendments.

(e)	Foreign currency translation

Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The functional currency of Akari Therapeutics, Plc is U.S. dollars. The Group and Parent Company financial statements are presented in U.S Dollars which is considered to the Group’s presentation currency.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rate prevailing at the date of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

Group companies

The results and financial position of all the Group entities (none of which has the currency of a hyper-inflationary economy) that have a functional currency different from the presentation currency are translated as follows:

a)	assets and liabilities at the balance sheet date are translated at the closing rate as at that balance sheet date;

b)	income and expenses for each income statement are translated at average exchange rates; and

c)	all resulting exchange differences are recognised in other comprehensive income.

(f)	Financial instruments

Cash and cash equivalents

Cash and cash equivalents include cash in hand and deposits held at call with banks.

Trade and other receivables

Trade and other receivables are recognised at fair value less a provision for impairment. Bad debts are written off through the income statement when identified. If collection is expected in one year or less, they are classified as current assets. If not, they are presented as non-current assets.

Trade and other payables

Trade payables are obligations to pay for goods or services received that have been acquired in the ordinary course of the business from suppliers. Trade payables are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities. Executory contracts are recognised when both parties to the contract met their respective obligations. Trade and other payable are unsecured, non-interest bearing and are stated at cost.

The Group's liability related to options and warrants related to equity financing and are recognised on the balance sheet at their fair value, with changes in the fair value accounted for in the statement of comprehensive loss and included in financing income or expenses.

Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of shares or options are shown in equity as a deduction, net of tax, from the proceeds.

AKARI THERAPEUTICS, PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2019

1.	ACCOUNTING POLICIES (continued)

(g)	Research and development expenditure

Research costs are expensed through the income statement as they are incurred. Research and development expenses include, among other costs, costs incurred by outside laboratories and other accredited facilities in connection with clinical trials and preclinical studies.

Under IAS 38, development costs are only capitalised after technical and commercial feasibility of the asset for sale or use have been established. The company must intend and be able to complete the asset and either use it or sell it and be able to demonstrate how the asset will generate future economic benefit. If the company cannot distinguish between the research and the development phase, then all costs are expensed as research costs.

(h)	Property, plant and equipment:

Property, plant and equipment are measured at cost, including directly attributable costs, less accumulated depreciation and excluding day-to-day servicing expenses. The assets residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

Depreciation is calculated on a straight-line basis over the useful life of the assets at annual rates as follows:

Computers, peripheral and scientific equipment -33%

Office furniture and equipment -33%

The Group reviews all long-lived assets for impairment whenever events or circumstances indicate the carrying amount of such assets may not be recoverable. Recoverability of assets to be held or used is measured by comparison of the carrying value of the asset to the future undiscounted net cash flows expected to be generated by the asset. If such asset is considered to be impaired, the impairment recognised is measured by the amount by which the carrying value of the asset exceeds the discounted future cash flows expected to be generated by the asset.

(i)	Intangible assets

Patent acquisition costs and related capitalised legal fees are recognised at historical cost. Patents have a finite useful life and are carried at cost less accumulated amortisation. Amortisation is calculated using the straight-line basis method and are amortised over the shorter of the legal or useful life. The estimated useful life for current patents is twenty-two years.

The Group expenses costs associated with maintaining and defending patents subsequent to their issuance in the period the costs are incurred.

(j)	Investments

Investments in subsidiary undertakings are stated at cost less provisions for impairment.

(k)	Share-based payments and warrants

Where share options or warrants are awarded to directors and employees, the fair value of the options or warrants at the grant date is charged to the consolidated income statement over the vesting period. Non-market vesting conditions are taken into account by adjusting the number of equity instruments expected to vest at each balance sheet date so that, ultimately, the cumulative amount recognised over the vesting period is based on the number of options that eventually vest. Market vesting conditions are factored into the fair value of the options and warrants granted. As long as all other vesting conditions are satisfied, a charge is made irrespective of whether the market vesting conditions are satisfied. The cumulative expense is not adjusted for failure to achieve a market vesting condition.

AKARI THERAPEUTICS, PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2019

1.	ACCOUNTING POLICIES (continued)

Where the terms and conditions of options and warrants are modified before they vest, the increase in the fair value of the options and warrants, measured immediately before and after the modification, is also charged to the consolidated income statement over the remaining vesting period.

When the options and warrants are exercised, the company issues new shares. The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options and warrants are exercised.

When share options and warrants lapse, any amounts credited to the share-based payments reserve are released to the retained earnings reserve.

Where warrants and options issued with settlement criteria that outside fixed for fixed criteria as outlined by IAS 32 (ie. fixed number of shares for fixed amount of cash) the resulting fair value of the instruments issued will be classified in financial liabilities.

(l)	Finance income and expenses

Interest income and expenses are recognised using the effective interest method. It mainly comprises of changes in the fair value of financial assets and liabilities that are measured at fair value through the income statement and exchange gains and losses which is reported on a net basis in the statement of comprehensive loss.

(l)	Leases

In the current year, the standard IFRS 16 Leases is effective. IFRS 16 introduces new or amended requirements with respect to lease accounting. It introduces significant changes to the lessee accounting by removing the distinction between operating and finance leases and requiring the recognition of a right-of-use asset and a lease liability at the lease commencement for all leases, except for short-term leases and lease of low value assets.

The Group have assessed the lease commitments The Group holds, and since no lease committed to is longer than a year in addition to the non-specific character of the space that the Company currently leases, the Company have concluded that this does not fall under the remit of IFRS 16 and subsequently there is no IFRS 16 impact. The Group will continue to monitor all leases going forward.

The Group continues to charge the income statement on a straight-line basis for any leases less than 12 months.

(m)	Deferred taxation

Deferred tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying values in the financial statements. The deferred tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction, other than a business combination, that at the time of the transaction does not affect either the accounting or taxable profit or loss. Deferred tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred tax asset is realised or the deferred tax liability is settled.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which temporary differences can be utilised.

(n)	Critical accounting estimates and judgements:

The Group makes estimates and assumptions concerning the future. The preparation of financial statements requires management and the Board of Directors to make estimates and judgments that affect reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. These estimates are based on historical experience and various other assumptions that management and the Board believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions, significantly impacting earnings and financial position.

AKARI THERAPEUTICS, PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2019

1.	ACCOUNTING POLICIES (continued)

Management believes that the following areas, all of which are discussed and separately marked in the respective sections of Note 1 “Accounting Policies,” comprise the most difficult, subjective or complex judgments it has to make in the preparation of the financial statements: valuation of intangible and other non-current assets, deferred taxation, and collecting trade receivables.

Research and Development: Under IAS 38: Intangible Assets, the Group must determine whether to recognise research costs incurred as an expense or asset. Depending on the development stage of a project determines whether an expense can be capitalised. Difficultly can arise at determining the stage of a project.

Intangibles: The Group must determine the useful economic life of the intangibles held in order to allocate the correct amortisation charge of the useful life of the economic asset. Failure to correctly value the intangible can result in an overstatement of assets and understatement of amortisation.

Share based payments: The Group issues share options and warrants to employees, service providers and investors. Where share options and warrants are issued in return for services, appropriate valuation methods are used to recognise an appropriate expense is recognised in the financial statements. These valuation methods are subject to significant estimation as outlined in note 15. Where warrants issued to investors are classified as free-standing liabilities, they are remeasured to fair value at each reporting date for which both judgement and estimation is required.

Investment in subsidiary: The Parent must continually assess the carrying value of investments in subsidiaries for indications of impairment. Indications of impairment are considered with reference to the Group’s market capitalisation, internal assessment of the ongoing contribution of intellectual property and any other indications of obsolescence and progress in line with the Group’s business plan.

(o)	Business combinations:

Business combinations on or after 1 January 2004 are accounted for under IFRS 3 (“Business combinations”) using the purchase price method. Any excess of the cost of business combinations over the group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities is recognised in the balance sheet as goodwill.

After initial recognition, goodwill is not amortised but is stated at cost less any accumulated impairment loss, with the carrying value being reviewed for impairment, at least annually and whenever events or changes in circumstances indicate that the carrying value may be impaired.

For the purpose of impairment testing, goodwill is allocated to the related cash generating units monitored by management. Where the recoverable amount of the cash generating unit is less than its carrying amount, including goodwill, an impairment loss is recognised in the income statement.

Intangible assets are tested annually for impairment and other non-current assets are tested where an indication of impairment arises. The assessment of impairment is made by comparing the carrying amount of cash generating units (including any associated goodwill) to the higher of their value in use and their fair value. Value in use represents the net present value of future discounted cash flows.

Any impairment of non-current assets is recognised in the income statement.

AKARI THERAPEUTICS, PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2019

2.	EXPENSES BY NATURE

	2019	2018
	$000	$000
Employee benefit expense (see below)	3,469	3,841
Depreciation	15	36
Amortisation	4	3
Exchange (loss)/ gain	(67)	82
Auditors’ remuneration
- audit fees	31	28
- other services	-	7

	2019	2018
	$000	$000
Employee benefit expense
Wages and salaries	3,094	3,547
Social security costs	375	294
	3,469	3,841
The average number of persons (including directors)
employed by the group during the year was as follows:
Office and administration	16	22
Key management remuneration
Wages and salaries	1,528	1,641

The key management is considered to be the directors and senior management team. Details of directors’ remuneration and share based compensation can be seen within the Directors’ Remuneration Report on pages 12 to 23.

3.	NET FINANCE INCOME/(LOSS)

	2019	2018
	$000	$000
Change in value of liability related to options	198	-
Net foreign exchange (losses)/gains	(67)	82
Interest Income	5	222
Other taxes	(19)	(18)
	117	286

AKARI THERAPEUTICS, PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2019

4.	INCOME TAX EXPENSE

	2019	2018
	$000	$000
Current tax:
Current tax on losses for the year	(3,505)	(3,540)
Adjustment in respect of prior years	516	(10)

	(2,989)	(3,550)
The tax assessed in the year is different from the standard rate of corporation tax in the UK of 19% in 2019 (2018: 19%)
The differences are explained below:

Loss before tax	(24,753)	(23,500)

Loss on ordinary activities before tax multiplied by the standard
companies’ rate of tax in the UK	(4,703)	(4,490)

Effects of:
Losses carried forward	2,397	2,436
Expenses not deductible for tax purposes	309	49
Surrender of tax loses for R&D tax credit refund	1,997	1,106
Additional deduction for R&D tax credit	(3,505)	(2,641)
Adjustment in respect of prior years	516	(10)
Tax credit	(2,989)	(3,550)

5.	LOSS ATTRIBUTABLE TO THE PARENT COMPANY

The parent Company has taken advantage of section 408 of the Companies Act 2006 and has not included its own profit and loss account in these financial statements. The parent Company had a loss for the year of $21,789,000 (2018: $20,083,000).

AKARI THERAPEUTICS, PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2019

6.	INTANGIBLE ASSETS GROUP

	Patent
	acquisition costs	Total
	$000	$000
Cost
At 1 January 2019	95	95
Additions	-	-
At 31 December 2019	95	95
Amortisation
At 1 January 2019	(62)	(62)
Charge for the year	(3)	(3)
At 31 December 2019	(65)	(65)
Net Book Value
At 31 December 2019	30	30
At 31 December 2018	33	33

7.	PROPERTY PLANT AND EQUIPMENT GROUP & COMPANY

	Office furniture
	and equipment	Total
	$000	$000
Cost
At 1 January 2019	172	172
Additions	-	-
At 31 December 2019	172	172
Depreciation
At 1 January 2019	(152)	(152)
Charge for the year	(15)	(15)
At 31 December 2019	167	167
Net Book Value
At 31 December 2019	5	5
At 31 December 2018	20	20

AKARI THERAPEUTICS, PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2019

8.	INVESTMENTS IN SUBSIDIARIES

Investments in Subsidiary Undertakings
$000
Company
20,339
At 1 January 2019	-
Additions

At 31 December 2019	20,339

The Company directly owns 100% of the issued share capital of the following subsidiaries, which have been included in the consolidated financial statements:

	Principal activity	Country of incorporation	Holdings	%
Volution Immuno Pharmaceuticals SA	Development of pharmaceutical drugs	Switzerland	Ordinary	100
Celsus Therapeutics Inc.	Dormant	United States	Ordinary	100
Morria Biopharma Ltd.	Dormant	Israel	Ordinary	100
Akari Malta Limited	Regulatory compliance	Malta	Ordinary	100

Registered office addresses of subsidiaries:

Volution Immuno Pharmaceuticals SA: Place Des Eaux-Vives 6, 1207 Geneva, Switzerland

Celsus Therapeutics Inc: 1209 Orange Street, Wilmington, DE 19801

Morria Biopharma Ltd: 1209 Orange Street, Wilmington, DE 19801

Akari Malta Limited: Gasan Centre, Level 3, Mriehel By Pass, Mriehel, BKR 3000, Malta

9.	TRADE AND OTHER RECEIVABLES

	Group		Company
	2019	2018	2019	2018
	$000	$000	$000	$000
Trade and other receivables	-	585	3,975	4,590
Prepayments and accrued income	856	1,286	818	1,414
Income tax receivable	3,684	8,560	3,681	8,448
	4,540	10,431	8,474	14,452

10.	TRADE AND OTHER PAYABLES

	Group		Company
	2019	2018	2019	2018
	$000	$000	$000	$000
Trade payables	1,228	1,586	1,130	1,607
Accrued expenses	4,228	1,490	4,220	1,380
	5,456	3,076	5,350	2,987

AKARI THERAPEUTICS, PLC

NOTES TO THE FINANCIAL STATEMENT

FOR THE YEAR ENDED 31 DECEMBER 2019

11.	NON-CURRENT LIABILITIES

	Group		Company
	2019	2018	2019	2018
	$000	$000	$000	$000
Warrants (Note 14)	1,015	-	1,015	-
	1,015	-	1,015	-

12.	CALLED UP SHARE CAPITAL

	No of shares	Share Capital
Issued and fully paid		$
Akari Therapeutics, Plc
As at 1 January 2019	1,580,693,413	23,651,277
Issued during the year (Ordinary shares of £0.01 each)	665,172,500	8,335,739
As at 31 December 2019	2,245,865,913	31,987,016

13.	RESERVES

The following describes the nature and purpose of each reserve within equity:

Share premium - Accumulated amounts subscribed for share capital in excess of the nominal value of the share capital issued.

Retained loss – Includes all current and prior period losses

Other reserves - Accounts for all other gains and losses reported by the group and not recognised elsewhere. Includes accumulated gains and losses arising from the retranslation of the net assets of overseas entities.

Share based payment reserve – This includes all movement for share options granted during the period.

Merger reserve – Merger reserve represents the premium on the shares issued to acquire Volution Immuno Pharmaceuticals SA in accordance with the provisions of S612 of the Companies Act 2006.

Reverse acquisition reserve – The reverse acquisition reserve relates to the reverse acquisition between Celsus Therapeutics PLC and Volution Immuno Pharmaceuticals SA on 18 September 2015.

AKARI THERAPEUTICS, PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2019

14.	WARRANTS

The Group accounts for the liability warrants issued in accordance with IAS 39, “’Financial Instruments: Recognition and Measurement” as a freestanding liability instrument that is measured at fair value at each reporting date, based on its fair value, with changes in the fair values being recognised in the Group's consolidated statement of comprehensive loss as financing income or expense. The fair value of warrants granted was measured using the Binomial method of valuation.

Warrants to service providers and investors -

On July 3, 2019, the Company sold to certain institutional investors, accredited investors and an existing shareholder, RPC Pharma Ltd., an affiliated entity of Dr. Ray Prudo, the Company’s Chairman, an aggregate of 2,368,392 ADSs in a registered direct offering at $1.90 per ADS, resulting in gross proceeds of approximately $4.5 million. The Company also entered into a letter agreement with Paulson Investment Company, LLC (the “Placement Agent”) to serve as the placement agent for the Company in connection with this offering. In connection with the sale of the ADSs in this registered direct offering, the Company issued to the investors unregistered warrants to purchase an aggregate of 1,184,213 ADSs in a private placement (“Investor Warrants”). The Investor Warrants are immediately exercisable and will expire five years from issuance at an exercise price of $3.00 per ADS, subject to adjustment as set forth therein. Subject to certain conditions, the Company has the option to “call” the exercise of the warrants from time to time after any 10-consecutive trading day period during which the daily volume weighted average price of the ADSs exceeds $4.50. The Company paid to the Placement Agent an aggregate of $337,496 in placement agent fees and expenses and issued unregistered warrants to the Placement Agent to purchase an aggregate of 177,629 ADS (“Placement Agent Warrants”) on the same terms as the Investor Warrants, except that the Placement Agent Warrants are exercisable at $2.85 per ADS and expire on June 28, 2024. Both the Investor Warrants and the Placement Agent Warrants (together the “Paulson Warrants”) may be exercised on a cashless basis if six months after issuance there is no effective registration statement registering the ADSs underlying the warrants. Pursuant to the cashless exercise provision, the warrant holder must make an additional payment to the Company equal to the nominal value of an ADS (i.e., £1) per warrant ADS actually to be issued pursuant to the cashless exercise. The total amount of Paulson Warrants issued in connection with this registered direct offering amounted to 1,361,842, all of which were outstanding as of December 31, 2019. The fair value at the date of grant was $1,213,800. A fair value revaluation gain was recognised during the year of $199,000. As of 31 December 2019, the fair value of the warrants was $1,015,000 (2018: $0).

During the twelve months ended 31 December 31, 2019, no warrants to purchase Ordinary Shares expired.

15	SHARE OPTIONS

In accordance with the Company’s 2014 Equity Incentive Plan (the “Plan”), the number of shares that may be issued upon exercise of options under the Plan shall not exceed 183,083,207 Ordinary Shares. At December 31, 2019, 88,734,172 Ordinary Shares are available for future issuance under the Plan. The option plan is administered by the Company’s board of directors and grants are made pursuant thereto by the compensation committee. The per share exercise price for the shares to be issued pursuant to the exercise of an option shall be such price equal to the fair market value of the Company’s Ordinary Shares on the grant date and set forth in the individual option agreement. Options expire ten years after the grant date and typically vest over one to four years.

AKARI THERAPEUTICS, PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2019

15	SHARE OPTIONS (continued)

The following is a summary of the Group's share options granted separated into ranges of exercise price:

Exercise price in $	Number of Options outstanding as of 31 December 2019	Weighted average remaining contractual life in years	Weighted average exercise price in $	Number of Options exercisable as of 31 December 2019	Remaining contractual life in years for exercisable options	Weighted average exercise price in $
0.0175-0.05	59,300,000	8.54	0.02	24,975,000	8.29	0.03
0.12-0.19	18,334,629	6.30	0.15	17,553,379	6.29	0.16
0.32	16,714,406	5.72	0.32	16,714,406	5.72	0.32
	94,349,035			58,992,785

The Company measures compensation cost for all share-based awards at fair value on the date of grant and recognizes compensation expense in general administrative and research and development expenses within its Consolidated Statements of Comprehensive Loss using the straight-line method over the service period over which it expects the awards to vest.

The Company estimates the fair value of all time-vested options as of the date of grant using the Black-Scholes option valuation model, which was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Option valuation models require the input of highly subjective assumptions, including the expected share price volatility, which is calculated based on the historical volatility of peer companies. The Company uses a risk-free interest rate, based on the U.S. Treasury instruments in effect at the time of the grant, for the period comparable to the expected term of the option. Given its limited history with share option grants and exercises, the Company uses the “simplified” method in estimating the expected term, the period of time that options granted are expected to be outstanding, for its grants.

The Company classifies its stock-based payments as either liability-classified awards or as equity-classified awards. The Company re-measures liability-classified awards to fair value at each balance sheet date until the award is settled. The Company measures equity-classified awards at their grant date fair value and does not subsequently re-measure them. The Company has classified its stock-based payments, which are settled in ordinary shares as equity-classified awards, and share-based payments that are settled in cash as liability-classified awards. Compensation costs related to equity-classified awards generally are equal to the grant-date fair value of the award amortized over the vesting period of the award. The liability for liability-classified awards generally is equal to the fair value of the award as of the balance sheet date multiplied by the percentage vested at the time. The Company charges (or credits) the change in the liability amounts from one balance sheet date to another to stock-based compensation expense.

Below are the assumptions used for the options granted in the year ended 31 December 2019:

2019
Expected dividend yield	0%
Expected volatility	75.40%
Risk-free interest	1.76%
Expected life	5.5 years%

During the year the Group recognized $1,049,000 (2018: $1,649,000) in share-based compensation expenses for employees and directors. At 31 December 2019, there was approximately $448,000 of unrecognized compensation cost related to unvested share-based compensation arrangements granted under the Group’s share option plans.

AKARI THERAPEUTICS, PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2019

16.	FINANCIAL INSTRUMENTS

a.	Classification of financial assets and liabilities:

The financial assets and financial liabilities in the statement of financial position are classified by groups of financial instruments pursuant to IFRS 9 are:

	2019	2018
	$000	$000
Financial assets:
Other receivables	-	585
Financial liabilities:
Trade payables, other payables, warrants and other long term liabilities	1,228	1,586

b.	Financial risks factors:

The Group's activities are exposed to foreign exchange risk. The Group's comprehensive risk management plan focuses on activities and strategies that reduce adverse effects on the financial performance of the Group to a minimum.

1.	Foreign currency risk:

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Group's exposure to the risk of changes in foreign exchange rates relates primarily to the Group's operating activities when expenses are denominated in a different currency from the Group's functional currency. The Group believes that no reasonable change in foreign currency exchange rates would have a material impact on the income statement or statement of changes in equity. The Group manages its foreign currency risk by managing bank accounts that are denominated in a currency other than its respective functional currency, primarily the Great British Pound (GBP).

2.	Credit risk:

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or supplier contract, leading to a financial loss. Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and cash equivalents. Cash and cash equivalents and short-term deposits are deposited with major banks in Europe and the United States, and invested mostly in U.S. dollars and Great British Pounds. Such redeemed upon demand and therefore bear low risk.

3.	Market risk:

The Group's financial instruments comprise equity investments, cash and various items such as trade debtors and trade creditors that arise directly from its operations. The main risk arising from the Groups financial instruments is liquidity risk. The Group has not entered into any derivative transactions.

AKARI THERAPEUTICS, PLC

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED 31 DECEMBER 2019

17.	RELATED PARTY TRANSACTIONS

The following transactions were carried out with related parties:

Premises rental space - A non-employee director of the Company is also the CEO of The Doctors Laboratory (“TDL”).  The Company rents its UK office space from TDL and has incurred expenses of approximately $134,000 (2018: $139,000) during the year ended 31 December 2019.

Laboratory Testing Services: The Company has received laboratory testing for its clinical trials provided by TDL and has incurred expenses of approximately $186,000 (2018: $84,000) during the year end 31 December 2019.

Consulting – A non-employee director of the Company began providing business development consulting services in January 2018. The Company has incurred expenses of approximately $100,000 (2018: $84,000) for the year ended 31 December 2019.

18.	POST BALANCE SHEET EVENTS

In January 2020, the Company sold to Aspire Capital 650,000 ADSs of the Company for gross proceeds of approximately $1,108,000 under the Purchase Agreement.

In February 2020, the Company sold to certain accredited investors including Dr. Ray Prudo, the Company’s Chairman, an aggregate of 5,620,296 ADSs in a private placement at $1.70 per ADS, resulting in aggregate gross proceeds of approximately $9.5 million. In addition, the Company issued to the investors unregistered warrants to purchase an aggregate of 2,810,136 ADSs in a private placement. The warrants are immediately exercisable and will expire five years from issuance at an exercise price of $2.20 per ADS, subject to adjustment as set forth therein. The warrants may be exercised on a cashless basis if six months after issuance there is no effective registration statement registering the ADSs underlying the warrants. Subject to certain conditions, the Company has the option to “call” the exercise of the warrants from time to time after any 10-consecutive trading day period during which the daily volume weighted average price of the ADSs exceeds $3.30. The Company paid an aggregate of approx. $808,362 in placement agent fees and expenses and issued unregistered placement agent warrants to purchase an aggregate of 449,623 ADS on the same terms as the warrants to investors, except that the placement agent warrants are exercisable at $2.55 per ADS.

In May 2020, the Company sold to Aspire Capital a total of 75,000,000 ordinary shares of the Company for total gross proceeds of $1,305,480 under the Purchase Agreement.

In the current business climate, Management acknowledge the COVID-19 pandemic and have implemented logistical and organisational changes to underpin the Group’s resilience to COVID-19, with the key focus being protecting all personnel, minimising the impact on critical work streams and ensuring business continuity.  COVID-19 may impact the Group in varying ways leading to potential impairments of assets held which could have a direct bearing on the

Group’s ability to generate sufficient cash flows for working capital purposes. Management are closely monitoring commercial and technical aspects of the Group’s operations to mitigate the impact from the COVID-19 pandemic.  The inability to gauge the length of such disruption further adds to this uncertainty.  For these reasons the generation of sufficient operating cash flows remain a risk.  Management believes the Group will generate sufficient working capital and cash flows to continue in operational existence and will have the ongoing support of its shareholders, if required, for the foreseeable future. No adjustment has been made to the financial statements in respect of the COVID-19 pandemic as it is considered to be a non-adjusting event. Management continues to quantify the financial impact of COVID-19 on the Group prospectively which remains uncertain at the date of approval of these financial statements.

19.	ULTIMATE CONTROLLING PARTY

The ultimate controlling party of the Group is RPC Pharma Ltd who holds a 36% stake in the Group.